www.brandywinerealty.com
Cira Centre | 2929 Arch Street, Suite 1800 | Philadelphia, PA 19104 | t 610.325.5600 f 610.325.5622
May 23, 2024
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate and Construction
101 F. Street, N.E.
Washington, D.C. 20549
ATTN: Eric McPhee, Shannon Menjivar, Catherine De Lorenzo and Isabel Rivera
Re:     Brandywine Realty Trust
    Form 10-K for the year ended December 31, 2023
    File No. 001-09106
Brandywine Operating Partnership, L.P.
Form 10-K for the year ended December 31, 2023
File No. 000-24407
Ladies and Gentlemen:
We are submitting this letter in response to the written comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in the Staff’s letter dated May 2, 2024 (the “Comment Letter”) with regard to the Annual Report on Form 10-K for the year ended December 31, 2023 (the “2023 Form 10-K”) of Brandywine Realty Trust and Brandywine Operating Partnership, L.P. (together, the “Company”).
Set forth below in italicized text are the comments contained in the Comment Letter. Immediately below each of the Staff’s comments is the Company’s response to that comment, as applicable. For the convenience of the Staff’s review, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter.
Form 10-K for the year ended December 31, 2023 Item 2. Properties, page 25
1.We note statements by your Chief Executive Officer during your February 1, 2024 earnings call regarding the level of tenant concessions the company offers. Please tell us how tenant concessions have impacted your average annualized rent and, in future Exchange Act periodic reports, please revise your tables to include footnote disclosure discussing how tenant concessions, such as free rent or other such tenant reimbursements, impact your average annualized rent.

Company Response: We confirm that in future Exchange Act periodic reports we will include tables and footnotes that disclose, for the applicable periods presented, the respective amounts of average annualized leasing commissions and tenant improvement costs as a percentage of average annualized rent, which is computed on annualized contractual base rents adjusted to straight-line for free rent and for rent increases from lease inception dates to lease expiration dates.
For the Company’s core portfolio, leasing commissions per square foot and tenant improvement costs per square foot declined from $9.69 and $30.77, respectively, for the twelve-months ended December 31, 2022 to $7.65 and $14.11, respectively, for the twelve-months ended December 31, 2023. On a combined basis, these annualized leasing capital costs represented approximately 14.0% and 10.0% of average annualized base rent for the twelve-months ended December 31, 2022 and 2023, respectively.
Our actual annualized leasing costs as a percentage of annualized rents are largely a function of the composition of the leases being new leasing or renewals with existing tenants, in addition to size and timing of occupancy. We generally experience lower leasing costs in connection with the renewal of leases with existing tenants compared to leases with new tenants. As discussed in the 2023 Form 10-K, our properties compete for tenants with similar properties primarily on the basis of location, total occupancy costs (including base rent and operating expenses), services and amenities, and the design and condition of the properties. As leases at our properties expire, we face competition to renew or re-let space in light of the competing properties within the applicable markets. As a result, and as part of customary lease negotiations, we are often required to provide rent concessions or abatements, incur charges for tenant improvements and other inducements, including early termination rights or below market renewal options, all of which impact, in varying degrees, annualized rents.
2.We note statements throughout your filing regarding the quality of your assets and your focus on acquiring high-quality properties. Please tell us, and in future Exchange Act periodic reports, provide disclosure regarding the class of each property and the occupancy rate expressed as a percentage for each property.
Company Response:
Regarding the Staff’s request as to our use of the adjectives “quality” and “high quality” in the 2023 Form 10-K, we respectfully advise the Staff that we use these non-formulaic and qualitative adjectives, rather than specific classifications, to refer to the mix of qualities (such as rents, occupancies, market demand, location, age, amenities and the like) that owners, investors and analysts take into consideration in assessing commercial real estate within a given market. We believe our uses of

“quality” or “high-quality,” in the contexts in which we use these adjectives, are understood by investors and analysts as reflective of properties that are well located within their markets, have attractive rents and other operating economics and are characterized by strong supply and demand characteristics. We further believe our use of these adjectives is consistent with industry practice. In our future periodic reports, we will continue to contextualize our use of “quality” and “high-quality” (and any similar adjectives) as being reflective of the mix of characteristics sought by current and prospective tenants in selecting among competing properties for their space needs as well as characteristics evaluated by current and prospective investors in our properties and those properties we might seek to develop, acquire or sell from time to time.
Regarding the Staff’s request that we disclose occupancy rates, expressed as a percentage, for each of our properties, we hereby confirm that we will include such information in our future Annual Reports on Form 10-K, and, in addition, we will include in our future Quarterly Reports on Form 10-Q occupancy percentages and related occupancy data, broken down by our segments and principal submarkets, as well as other occupancy-related information to the extent material in the context of the Company’s consolidated financial statements and MD&A.
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39
3.We note from your fourth quarter earnings call that you were unable to complete a planned disposition of an under leased portfolio due to the buyer's inability to obtain third-party financing. We also note that this appears to be a specific example of the type of risk you highlighted in your risk factor related to increasing interest rates on page 21. Please tell us what consideration you gave to discussing this transaction, the reasons it was not successful, and the potential implications, with your MD&A.
Company Response: We acknowledge the Staff’s comment regarding non-completion of the disposition referenced in the Comment Letter. As we discussed in our fourth quarter earnings call, and consistent with the risk factors and MD&A in the 2023 Form 10-K regarding effects of increased interest rates on our business, we believe increased interest rates (and reduced lending to owners of, and investors in, commercial real estate) have contributed to decreased acquisition/disposition activity. In preparing the MD&A, we discussed our views of the current and prospective impacts of higher interest rates (and reduced lending to owners of, and investors in, commercial real estate) not only on property valuations and acquisition/disposition activity but on other fundamentals of our business, including on our actual results of operations and financial condition as of, and for the periods presented, in our consolidated financial statements, including our liquidity. Moreover, as part of our discussion of our provisions for impairment, we specifically addressed the impairment we recorded during the third quarter of 2023 on the property subject to the above-referenced disposition. In preparing the MD&A for our future Exchange Act periodic reports, we will continue to address, among other economic factors, the impact of interest rates and costs of capital on not only our actual results of operations and financial condition, including as to liquidity, as of, and for the periods presented, in our consolidated financial statements but also on known trends, demands, commitments, events and uncertainties, including as to sources and costs of capital, that we believe will result in, or that are reasonably likely to result in, changes in our liquidity and in our results of operations.
4.We note your disclosure that inflation and high interest rates could have a dampening effect on your business. In future Exchange Act periodic reports, please provide a detailed discussion of the impact of high interest rates and inflation on your business, together with any steps you have taken or may take to mitigate the impact. To the extent material, please quantify the impact and expected impact of these trends going forward. Refer to Item 303(a) of Regulation S-K.
Company Response: We acknowledge the Staff’s comment and confirm that in future Exchange Act periodic reports we will include discussion and disclosure consistent with the Staff’s comment.
5.In future Exchange Act periodic reports, please include a discussion of the relationship between market rents and expiring rents.
Company Response: We acknowledge the Staff’s comment and confirm that in future Exchange Act periodic reports we will include discussion and disclosure consistent with the Staff’s comment. As to the relationship between expiring rents we will provide a discussion between expiring rents for the upcoming year and current market rents.
6.In future Exchange Act periodic reports, please tell us what management considers in determining whether a property is not yet stabilized. As an example only, we note that 250 King of Prussia Road is considered not yet stabilized although it was completed in the third quarter of 2022.
Company Response: We acknowledge the Staff’s comment and confirm that in future Exchange Act periodic reports we will include discussion and disclosure consistent with the Staff’s comment.
7.We note that you attribute the decrease in your operating cash flows to your lower occupancy rate. In future Exchange Act periodic reports, please discuss the circumstances driving changes in your occupancy rate and provide occupancy rate by property type (e.g., office, life science/lab, residential, and mixed-use) for all of your properties, not just your Core Properties.

Company Response: We acknowledge the Staff’s comment and confirm that in future Exchange Act periodic reports we will include discussion and disclosure consistent with the Staff’s comment.
In connection with this response, the Company acknowledges that the Company is responsible for the accuracy and adequacy of the Company’s disclosures, notwithstanding any review, comments, action or absence of action by the Staff.
Please let us know if you have any further questions or comments that we should address. I can be reached at 610-832-7434.
Best Regards,
/s/ Thomas E. Wirth
Thomas E. Wirth
Executive Vice President & CFO
Brandywine Realty Trust
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